EXHIBIT 21.1

Name	Place of Incorporation

Atlas Technology Group Holdings Limited	Malta
TakeCareofIT Limited	Malta
Atlas Technology Group (NZ) Limited	New Zealand
BLive Networks Inc.	Canada
Atlas Technology Group (US), Inc.	Delaware
Atlas Technology Group Consulting Inc.	Delaware